Richard D. Truesdell, Jr. +1 212 450 4674 richard.truesdell@davispolk.com	Davis Polk & Wardwell LLP 450 Lexington Avenue New York, NY 10017 davispolk.com	CONFIDENTIAL

September 4, 2024

Re:	Slide Insurance Holdings, Inc.

Draft Registration Statement on Form S-1

Confidentially Submitted on June 18, 2024

CIK No. 0001886428

U.S. Securities and Exchange Commission

Division of Corporation Finance

Office of Finance

100 F Street, N.E., Room 4415

Washington, DC 20549-4631

Att’n:	Katharine Garrett

Lory Empie

Aisha Adegbuyi

James Lopez

Ladies and Gentlemen:

On behalf of our client, Slide Insurance Holdings, Inc., a Delaware corporation (the “Company” or “Slide”), we are responding to the comments from the Staff (the “Staff”) of the Securities and Exchange Commission (the “Commission”) relating to the Company’s confidential draft Registration Statement on Form S-1 (CIK No. 0001886428) (the “Registration Statement”) contained in the Staff’s letter dated August 22, 2024. The Company has revised the Registration Statement and is confidentially submitting a revised draft of the Registration Statement (“Submission No. 3”) together with this response letter. Submission No. 3 also contains certain additional updates and revisions.

Set forth below are the Company’s responses to the Staff’s comments. For convenience, the Staff’s comments are repeated below in italics, followed by the Company’s responses to the comments. Where applicable, we have included page numbers to refer to the location in Submission No. 3 where revised language addressing a particular comment appears. Capitalized terms used but not defined herein are used as defined in Submission No. 3.

Draft Registration Statement on Form S-1

Prospectus Summary, page 1

1.

We note your response to prior comment 3 and revised disclosure following the statement that you believe you have a significant technological advantage. It is unclear if you believe other companies’ technologies do not allow them to estimate further costs and compare back to base rates to “better understand profitability in real time on an individual risk basis and to assess large and/or bulk transactions.” It is also unclear if you believe other companies’ technologies do not permit them to only select policies that they “believe to be profitable” based on metrics such as “future reinsurance and AOP costs.” Please provide a basis for the statement that you have “a significant technological advantage.”

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Response: The Company respectfully acknowledges the Staff’s comment and has revised its disclosure on pages 1 and 96 of Submission No. 3. The Company respectfully advises the Staff that the Company has accumulated a $6 trillion total insured value (“TIV”) policy level data set that includes claims and all characteristics to rate a policy. This data spans the lifetime of five different insurance companies with experience in several geographic regions and is the baseline for the Company’s artificial intelligence/machine learning (“AI/ML”) models, which are used to create training data to build and validate the models. The Company has a distinctive approach to risk management, which is led by the Company’s Chief Risk Officer, Ms. Shannon Lucas, and consists of four former reinsurance broker/catastrophe modelers with a combined 45 years of experience. This unique approach allows for the Company to implement changes to reinsurance costs in near real-time without the use of the reinsurance broker market, which many competitors heavily rely upon, increasing both the speed to market and the accuracy of the Company’s modeling capability. The Company believes that the combination of the $6 trillion TIV data set, the AI/ML models that are integrated into the policy administration system and the experience of the risk management team has created a unique approach to the use of technology, driving significant profitability.

Our Organizational Structure, page 9

2.

We note your response to prior comments 6, 9 and 11. We also note from your disclosure concerning Slide Specialty Insurance Inc. that you do not believe you will receive regulatory approval to be licensed in the State of South Carolina prior to the effectiveness of the registration statement. However, your organization chart, reflecting your structure immediately following the IPO, includes Slide Specialty Insurance. Additionally, it appears from the revised definitional disclosure on page 15 that Slide Specialty is no longer part of a “Carrier”; however, you continue to state in the last paragraph on page 21 and imply elsewhere that your “Carrier is legally permitted to write insurance” in South Carolina. Please revise to clarify the regulatory nature of insurance underwriting prior to regulatory approval. Please also clarify, if necessary, the extent to which “admitted” carrier status plays a part in the transition to underwriting insurance prior to regulatory approval.

Response: The Company respectfully acknowledges the Staff’s comment and has revised its disclosure on pages 9 and 21 of Submission No. 3. For the sake of clarity, the Company has removed Slide Specialty Insurance Company from its organization chart because this entity is not expected to be a subsidiary of the Company immediately following the IPO. The Company is under contract to purchase Pawtucket Insurance Company (“PIC”), a Rhode Island corporation and a property and casualty insurer licensed by the State of Rhode Island, from a subsidiary of Heritage Insurance Holdings, Inc., subject to regulatory approval. PIC is currently inactive and has no policies in force or outstanding claims. Pending approval of the acquisition of PIC by the Rhode Island Department of Business Regulation—Insurance Division and the South Carolina Department of Insurance, which is not currently expected prior to the consummation of the IPO, Slide intends to re-domicile PIC in South Carolina and rename it Slide Specialty Insurance Company.

The Company further respectfully advises the Staff that Slide Insurance Company (“SIC”), the Company’s insurance subsidiary domiciled in Florida, is currently only authorized to write insurance on an “admitted” basis in Florida and South Carolina by the relevant state insurance commissions. Although the Company may expand its business to write excess and surplus (“E&S”) lines on a non-admitted basis in the future, the Company does not currently underwrite E&S lines.

Risk Factors, page 15

3.

We note your response to comment 5. Please revise to include a new risk factor or expand the third risk factor on page 31 to further clarify the risks associated with being concentrated in two “coastal specialty zone” states. We note the statement in your response to comment 5 that other insurers choose to minimize exposure to the unique risks and environmental challenges

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of those areas. We also note that the first full risk factor on page 50 mentions hurricanes and other east coast-related risks but appears generally applicable to homeowner insurance businesses and a wide range of risks from, for example, tsunamis, earthquakes, terrorism or war. Your revised risk factor should address the specific risks, if material, in South Carolina and Florida of regulatory and legislative bodies “restrict[ing] certain policy non-renewals or cancellations and require[ing] advance notice of certain policy non-renewals ... or limit[ing] or delay[ing] rate changes for a specified period during or after a catastrophe event,” as referenced on page 104.

Response: The Company respectfully acknowledges the Staff’s comment and has revised its disclosure on page 31 of Submission No. 3.

Management’s Discussion and Analysis of Financial Condition and Results of Operations, page 72

4.

We note your response to prior comment 19 and reissue. Please revise your Management’s Discussion and Analysis of Financial Condition and Results of Operations to discuss your financial condition. Specifically, please discuss and analyze material line items, and material changes period-over-period in those line items, on your consolidated balance sheets, as well as the underlying reasons for those material changes in quantitative and qualitative terms. Please refer to Item 303 of Regulation S-K.

Response: The Company respectfully acknowledges the Staff’s comment and has revised its disclosure on pages 87 through 90 of Submission No. 3.

Expenses, page 81

5.

We note your response to prior comment 22 and reissue. For instance we note General and administrative expenses increased year-over-year from $39 million in 2022 to $88 million in 2023 (a 125% increase). Please revise to quantify the primary amounts driving the period over period changes within the General and administrative expenses line item. Refer to Item 303 of Regulation S-K.

Response: The Company respectfully acknowledges the Staff’s comment and has revised its disclosure on pages 78 and 82 of Submission No. 3.

Business

Underwriting, page 94

6.

We note your disclosure on page 94 that each member of your Underwriting Advisory Counsel has employment agreements. To the extent you have compensation or other agreements with directors or officers on the underwriting team, please confirm you have filed such agreements under Item 601(b)(10) of Regulation S-K.

Response: The Company respectfully acknowledges the Staff’s comment and advises the Staff that the Company has filed all material agreements under Item 601(b)(10) of Regulation S-K, including the employment agreement of the Chief Executive Officer and Director, Mr. Bruce Lucas, the employment agreement of the Chief Operating Officer, Chief Risk Officer and Director, Ms. Shannon Lucas, and the employment agreement of the Chief Financial Officer, Mr. Jesse Schalk. None of the other named executive officers and directors are a part of the Company’s Underwriting Advisory Counsel.

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Government Regulation, page 102

7.

We note your response to prior comment 29 and revised disclosure on page 104 with additional discussion of regulation in Florida. Please revise your Government Regulation disclosure beginning on page 102, or where appropriate, to further describe the economic and regulatory environment as they relate to South Carolina.

Response: The Company respectfully acknowledges the Staff’s comment and has revised its disclosure on page 107 of Submission No. 3.

Notes to Consolidated Financial Statements

1. Nature of Business and Significant Accounting Policies, page F-9

8.

We note your response to prior comment 33. We also note your revised disclosure on page 80 which clarifies that policies from Citizens were assumed, whereas policies from St. Johns Insurance Company and UPC were acquired. Please also revise your disclosure to summarize your initial recognition and measurement of acquired policies. Please tell us the authoritative guidance upon which you relied.

Response: The Company respectfully acknowledges the Staff’s comment. The Company considered whether the policies acquired would be classified as a business combination under ASC 805. However, the Company concluded that business combination accounting does not apply, as the acquired policies do not constitute a business under ASC 805-10-15-4b. The Company also considered the definition of a business discussed at ASC 805-10-55-3A through -9, but determined that the features of the acquired policies transactions do not meet the definition because inputs, processes or outputs and workforce, policy administration function or other systems were not acquired.

As such, the acquired policies are not a business combination and the Company follows the general revenue recognition accounting as outlined in ASC 944-605-25-1 for the acquired policies, where the premiums are recognized evenly over the contract period. The Company believes that this accounting is consistent with its current revenue recognition policies as disclosed in Note 1 to the audited financial statements on page F-35 of Submission No. 3.

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We hope the foregoing answers are responsive to your comments. Please do not hesitate to contact me at (212) 450-4674 (richard.truesdell@davispolk.com) or Joseph S. Payne at (212) 450-3378 (joseph.payne@davispolk.com) if you have any questions regarding the foregoing or if we may provide any additional information.

Very truly yours,

/s/ Richard D. Truesdell, Jr.

cc:	Bruce Lucas, Slide Insurance Holdings, Inc.

Jesse Schalk, Slide Insurance Holdings, Inc.

Joseph S. Payne, Davis Polk & Wardwell LLP

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